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                                            Filed by Sirius Satellite Radio Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                    Subject Company: Sirius Satellite Radio Inc.
                                                   Commission File No. 000-24710


SIRIUS REACHES AGREEMENT ON $1.2 BILLION RECAPITALIZATION

     o  Transaction to Provide $200 Million New Capital

     o  Targets Elimination of $700 Million Debt

     o  All $525 Million Preferred Stock to be Converted Into Common Stock

NEW YORK - October 17, 2002 - Sirius Satellite Radio (NASDAQ: SIRI), the premier satellite radio provider, announced today an agreement with holders of more than $1 billion of its debt and preferred stock, to convert substantially all of its approximately $700 million of debt and all of its $525 million of preferred stock into common stock, and raise $200 million from the sale of newly-issued common stock.

The recapitalization will dramatically reduce the company's additional funding needs. The additional $200 million, combined with the approximately $240 million cash currently on-hand, is expected to give Sirius sufficient cash to operate into the second quarter of 2004, based upon its current business plan. Furthermore, the company continues to evaluate initiatives that could enable it to achieve cash flow breakeven without raising additional funds.

"When completed, this transaction will give Sirius the strongest balance sheet in our industry and, more importantly, allow us to focus 100% of our energies on our business partners and acquiring subscribers for our premier entertainment service," said Joseph P. Clayton, President and Chief Executive Officer of Sirius Satellite Radio.

The new cash infusion will be provided by Oppenheimer global funds ($150 million) and affiliates of Apollo Management, L.P. ($25 million) and The Blackstone Group L.P. ($25 million). Upon completion of the transaction, affiliates of Apollo Management, L.P. and The Blackstone Group L.P. will exchange all of their existing convertible preferred stock for shares of common stock and warrants to purchase common stock.

When the transaction is completed, and assuming all debt and preferred stock is converted into equity, Sirius' debt will be exchanged for 62% of the common stock, the existing preferred stock will be exchanged for 8% of the common stock, the providers of new funds will own 22% of the common stock, and the existing common stock will retain 8% of the recapitalized equity. Existing preferred stockholders will also receive warrants to purchase 9.1% of the common stock at an average strike price of just under $1.




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Consummation of the recapitalization is subject to a number of significant conditions, including completion of the debt exchange offer, approval of existing stockholders, regulatory approval and other customary conditions. Sirius expects to file an exchange offer and a proxy statement relating to the transaction with the Securities and Exchange Commission in the next few weeks. UBS Warburg is advising the company on the transaction.

Sirius will host a conference call on Thursday, October 17th at 4:00 p.m. (EST) for investors and analysts. Hosting the call will be Joseph P. Clayton, President and CEO, and John Scelfo, Executive Vice President and CFO. The dial-in number for the call is 1-888-271-9723 (International 706-679-3027). The link to the web cast will be available on the Sirius homepage, www.sirius.com, an hour before the call. The conference call will also be replayed on October 17th beginning at 8:00 p.m. through October 24th. The domestic replay number is 1-800-642-1687 (International 706-645-9291). The replay pass-code is 6106752.

About Sirius

From its three satellites orbiting directly over the U.S., Sirius broadcasts 100 channels of digital quality radio throughout the continental United States for a monthly subscription fee of $12.95. Sirius delivers 60 original channels of completely commercial-free music in virtually every genre, and 40 world-class sports, news and entertainment channels. DaimlerChrysler has announced plans to offer Sirius radios in 16 models of Chrysler, Dodge and Jeep'r' vehicles beginning this fall. Ford is planning to offer Sirius in select vehicle lines sold in the United States, including Ford, Lincoln, Mercury, Mazda, Land Rover, Jaguar, Volvo and Aston Martin. BMW has announced plans to offer Sirius radios as an accessory in its most popular models through BMW centers across the country, including select BMW 3 Series, 5 Series, X5 vehicles, and in MINI vehicles through MINI dealerships. Nissan is currently offering Sirius radios in the 2003 Nissan Pathfinder SUV and has announced plans to offer Sirius radios as an option this fall on numerous Infiniti and Nissan 2003 models. Future Audi and Volkswagen models will also offer Sirius. Kenwood, Panasonic, Clarion, Audiovox, and Jensen satellite receivers, including models that can adapt any car stereo to receive Sirius, are available at retailers such as Circuit City, Best Buy, Sears, Good Guys, Tweeter, Ultimate Electronics and Crutchfield.

Click on www.sirius.com to listen to Sirius live, or to find a Sirius retailer in your area.

Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events or performance with respect to Sirius Satellite Radio Inc. are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2001. Among the key factors that have a direct bearing on our results of operations are: our need for substantial additional financing by early 2003; our dependence upon third parties to manufacture, distribute, market and sell Sirius radios and components for those radios; the unproven market for our service; our competitive position and any events which affect the useful life of our satellites.

The foregoing reference to the registered public exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of shares of common stock of Sirius in any state in which such offer, solicitation or sale would be unlawful prior to registration




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or qualification under the securities laws of any such state. Investors and security holders are urged to read the prospectus and the Registration Statement on Form S-4 relating to the exchange offer for our debt (and any amendments thereto) when they become available because they will contain important information.

These documents and amendments to these documents will be filed with the Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Sirius by directing your request to Patrick Donnelly, Executive Vice President, General Counsel and Secretary at (212) 584-5100.




                         STATEMENT OF DIFFERENCES
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The registered trademark symbol shall be expressed as ..................... 'r'